Mail Stop 7010

									October 28, 2005

Rolf Engh, General Counsel
The Valspar Corporation
1101 Third Street South
Minneapolis, Minnesota 55415

Re:	The Valspar Corporation
	Form S-4
	Filed September 30, 2005
	File No. 333-128753

Dear Mr. Engh:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to effectiveness, please provide us with a supplemental letter that you are registering the exchange offer in reliance on the staff`s position enunciated in the Exxon Capital Holdings Corporation
(May 13, 1988), Sherman & Sterling (July 2, 1993) and Morgan
Stanley &
Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Sherman & Sterling and Morgan Stanley & Co. Incorporated.

2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).
Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. As currently represented, the offer could be open for less than
20
full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in
Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

4. Please file you`re your letter of transmittal with your next amendment or as soon as possible. Note that we need time to review and, if necessary, comment upon it.

5. Please file a legal opinion and the registration rights agreement as exhibits to the registration statement.

Cautionary Note Regarding Forward-Looking Statements, page vi

6. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

7. Please relocate this section to follow the Risk Factors.

Prospectus Summary, page 1

8. We note your statement that you are a leading global coatings and paint manufacturer and distributor. Please specify the measure upon which you base this and other similar statements throughout your prospectus.

Risk Factors, page 8

The industries in which we operate are highly competitive and some of our competitors may be larger and may have greater financial resources than we do, page 8

9. This risk factor appears generic and could apply to any issuer. If you elect to retain this and any other general risk factor in your prospectus, you must clearly explain how they apply to your industry, company, or offering.


We derive a substantial portion of our revenues from foreign markets, which subjects us to additional business risks, page 9

10. In order to make this risk factor more currently relevant to you, please provide, if any, examples of how the bulleted points have affected your operations.

Environmental laws and regulations could subject us to significant future liabilities, page 10

11. This risk factor uses language like "there is no assurance." Please delete this language; the real risk is not your inability to offer assurance, but the condition described. If this risk factor is not currently material, please revise or delete as necessary.

Because a significant portion of our operations is conducted through our subsidiaries and joint ventures, our ability to service our debt is largely dependent...page 11

12. Please briefly elaborate on any of the specific restrictions that your subsidiaries and joint ventures have in making payments to you.

Conditions, page 17

13. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.
Please revise the language in the introductory paragraph accordingly.

14. We note that you may determine in your "sole discretion" whether certain offer conditions have occurred. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Expiration Date; Extensions; Amendments, page 17

15. We note that you reserve the right to delay the exchange offer.
Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

16. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Our Acceptance of Old Notes for Exchange, page 18

17. We note your statement that unaccepted or non-exchanged old notes will be returned without expense to the tendering holder "as promptly as practicable" after the expiration or termination of the exchange offer. Rule 14e-1(c) requires that you return the old notes "promptly" upon expiration or termination of the offer, applicable.
Please revise here and throughout the prospectus, as necessary.

Other Fees and Expenses, page 21

18. Please confirm the $25,000 figure presented in this section.
We
note the SEC filing fee is $17,655.

Legal Matters, page 40

19. Please specify the legal matters that will be passed upon by Rolf
Engh, Esq.

Selected Consolidated Financial Data, page 13

20. We note that you disclose the impact of an after-tax charge for
furniture claims expense on furniture protection plans that you recorded in FY 2003. We also note that you highlighted and disclosed the impact of this FY 2003 charge in a Form 8-K you filed on
November
22, 2004 and in the Eleven Year Financial Summary in your FY 2004
Form
10-K. It is not clear to us how and why you determined it is appropriate to highlight and disclose the impact of the FY 2003 charge without also highlighting and disclosing the impact of the partial reversal of the charge in FY 2004. It appears to us that the partial reversal of the charge represents over 14% of the total
improvement
and over 28% of the adjusted improvement in net income between FY
2003
and 2004. Please revise the Form S-4 and please explain to us how and why you believe your prior filings were adequate.

Item 21. Exhibits, page II-2

21. Supplementally, please explain the purpose of exhibits 4(b)-
4(e).

Signatures, page II-4

22. Valspar`s principal executive officer, principal financial officer, and its controller or principal accounting officer must sign the registration statement. Please revise.

Form 10-K for the fiscal year ended October 29, 2004

General

23. To the extent applicable, please comply with the following comments in your future annual and quarterly filings and provide your proposed disclosures on a supplemental basis.

24. Please tell us, with a view toward disclosure, the legal actions that are pending against the company related to personal injury, product liability and environmental liabilities. Please quantify the damages sought by the plaintiffs.

MD&A, Operations

25. Please quantify the impact of price increases on sales and the impact of raw material cost increases on gross profits, including the primary raw material costs you are exposed to. Please disclose and discuss management`s expectations regarding trends in sales prices and raw material costs.

26. For each period presented, please disclose and discuss the reasons for changes in EBIT of your other segment in MD&A.

27. We note your disclosures related to charges for furniture claims expense on furniture protection plans that you recorded in FY 2003 and the partial reversal of the charges in FY 2004. Please tell us the following additional information:
* The specific facts and circumstances related to the charges that you recorded in FY 2003, including how you determined the amount you recorded;
* How and why you allocated the charges you recorded in FY 2003 to cost of sales and selling and administrative expenses;
* The specific facts and circumstances related to the partial reversal that you recorded in FY 2004, including how you determined the amount you reversed;
* The specific terms and conditions of the furniture protection plans you sell;
* The gross amount of plans you sold during each period presented and the percentage you recognized as revenues during each period;
* The estimated amount of your maximum exposure to these plans as of the most recent balance sheet; and
* Based on the charge that you recorded in FY 2003 and the partial reversal that you recorded in FY 2004, an explanation of how and why you believe that you have sufficient historical evidence of the costs of performing services under these contracts such that recognizing revenues on the basis of estimated costs incurred is appropriate and complies with FTB 90-1.

28. We note your disclosure that other expense (income), net includes the loss on the sale of assets. Please tell us the amount of any such losses and include them in income from operations as required by paragraph 45 of SFAS 144.

MD&A, Financial Condition

29. To the extent receivables and inventories increase at a higher rate than sales, disclose and discuss the additional reasons for the increases.

30. Revise the table of contractual obligations to also include estimated obligations related to interest expense and employee benefit plans.

Consolidated Financial Statements
Note 1 - Significant Accounting Policies, Goodwill and Indefinite-Lived Intangible Assets

31. We note that your impairment policies for goodwill and indefinite-lived intangible assets state that you compare their carrying values to undiscounted cash flows and, if applicable, measure impairment by comparing carrying values to fair values. It is not clear to us how your disclosed policies comply with paragraphs 17 and 19-22 of SFAS
142. Please confirm to us that impairment analyses performed in accordance with paragraphs 17 and 19-22 of SFAS 142 would not result in any changes to the financial statements presented. Please also confirm to us that you separately assess goodwill and each indefinite-lived intangible asset for impairment. In addition, please ensure that your disclosed accounting policies comply with SFAS 142 and that your critical accounting policies in MD&A fully address how you separately assess and determine the fair value of goodwill and each indefinite-lived intangible asset.

Note 7 - Guarantees and Contractual Obligations

32. Please provide a roll-forward of warranty claims for each period you present a statement of income as required by FIN 45 (including comparative interim periods). In addition, revise the roll-forward to separately present accruals related to warranties issued during the reporting period and accruals related to preexisting warranties (including adjustments related to changes in estimates) as required by paragraph 14.b. of FIN 45.

Note 8 - Goodwill and Other Intangible Assets

33. Please provide a roll-forward of goodwill for each period you present a balance sheet by reportable segment as required by paragraph
45 of SFAS 142.

34. Based on your reference to independent appraisals, it appears to us that you should identify these experts and provide their consents.

Note 14 - Segment Information

35. In regard to your segment disclosures:
* Please tell us and disclose if you aggregate operating segments within your reportable segments;
* If you do, please provide us an update of how you have considered the aggregation criteria in paragraph 17 of FAS 131 in determining that it is appropriate to combine these operating segments into one reporting segment; and
* Please confirm that none of the revenue producing operations included in All Other exceed 10% of total revenues.
Form 10-Q for the Three Months Ended July 29, 2005
Item 2. Management`s Discussion and Analysis, page 14

36. Please tell us how you are accounting for the planned closure of your manufacturing facilities.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at
(202) 551-3729 or in his absence Chris Edwards, Special Counsel, at
(202) 551-3742 with any other questions.

								Sincerely,


								Assistant Director
								Pamela A. Long

CC:	Martin R. Rosenbaum, Esq.
	(612) 642-8326

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Rolf Engh, General Counsel
The Valspar Corporation
Page 1 of 8




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE